

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

Via E-mail
Glen C. Warren, Jr.
President, Chief Financial Officer
  and Secretary
Antero Resources Corporation
1625 17th Street
Denver, Colorado 80202

>   **Re: Antero Resources Corporation**
>   **Registration Statement on Form S-1**
>   **Filed June 13, 2013**
>   **File No. 333-189284**

Dear Mr. Warren:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please consider the impact of the comments issued herein on the filings of Antero Resources LLC.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   To the extent not cited, please provide copies of third-party reports or studies that support the qualitative and comparative statements contained in your prospectus or, in the alternative and as appropriate, please revise your disclosure to clarify whether they are management's belief. As examples only, we note your statement in the second paragraph under "Prospectus Summary—Our Company" at page 1 relating to your management's "proven" record and your statement at page 3 that you believe your "fully cycle drilling, completion and operating costs on a per unit basis are among the lowest in the Marcellus Shale and the industry as a whole." Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement.

4.   Please provide updates to the registration as appropriate. For example, we note that your descriptions of the registration rights agreement and credit support agreement appear to describe what you expect such agreements to establish, as opposed to what the agreements will establish.

5.   We note reference to a stockholders' agreement in your exhibit index. Please provide a description of such agreement or tell us why you do not need to.

Prospectus Cover Page

6.   Please revise the first paragraph to reference the secondary component of the proposed offering.

Prospectus Summary, page 1
Our Company, page 1

7.   You disclose the sum of the proved plus probable plus possible reserves on pages 1, 4, 53 and 78 and in the table on page 4. Please note the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009, clarifies the SEC's position that it is not appropriate to sum up the individual deterministic estimates for these reserves into one total reserve estimate. Please revise your disclosure here and in all other locations in the prospectus where you sum up these reserves. Please refer to Question 105.01 in the SEC C&DI and revise the registration statement to exclude a total of your proved plus probable plus possible reserves.

Our Properties, page 2

8.   You disclose on page 2 and elsewhere on pages 3, 7, 78, 81 and 86 that you have drilled
        and completed horizontal wells in the Marcellus and Utica Shales with a 100% success
        rate. Please expand your disclosure to clarify the metrics you deem must be achieved to
        be 100% successful.

9.   We note certain qualitative statements in your prospectus e.g. on page 2 that the
        Marcellus Shale has a "narrow and predictable band of expected well recoveries", on
        page 86 that the Marcellus and Utica Shales are "characterized by consistent and
        predictable geology" and on page 7 that you have "substantially delineated and de-risked
        our large contiguous acreage position." In light of number of wells drilled on your
        acreage to date as disclosed on page 96 and your statement on page 37 that "since new or
        emerging plays have limited or not production history, we are unable to use past drilling
        results in those areas to help predict our future drilling results," please provide copies of
        internal or third-party reports or studies that support the qualitative statements contained
        in your prospectus. Please mark your furnished support or provide page references in
        your response to the sections you rely upon for each specific statement. As an alternative
        and as appropriate, please revise your disclosure to clarify whether they are
        management's belief. To the extent you are unable to provide support, please delete the
        qualitative statement.

Reserves, page 3

10.   We note your disclosure of eight different measures of PV-10 in the table presented on
        page 4 of your filing. We further note the reconciliation of the PV-10 measure calculated
        using SEC pricing and assuming ethane recovery along with the related surrounding
        disclosure on page 90. The relevance and usefulness of all eight PV-10 measures to an
        investor is currently unclear. Please tell us why the presentation of each PV-10 measure
        is appropriate and how this presentation provides useful, meaningful information to an
        investor. Your response should analyze the differences and similarities between all PV-
        10 measures as well as discuss the purposes for which management uses each measure.
        Alternatively, remove the PV-10 measures presented that are not calculated in a manner
        consistent with the standardized measure of discounted future net cash flows.

11.   The disclosure of your probable and possible reserves appears to be limited to the total
        reserve quantity presented as a gas equivalent amount. Regulation S-K requires
        additional disclosure that includes a tabulation of the developed and undeveloped reserve
        quantities by individual product type in addition to the total reserves as presented. Please
        expand the tabular presentation on pages 4, 89 and 91 to incorporate the additional
        information required in Item 1202(a) of Regulation S-K.

Glen C. Warren, Jr.
Antero Resources Corporation
July 12, 2013
Page 4

12.   We note you disclose proved reserves here and elsewhere on pages 19, 89 and F-45 assuming ethane recovery. Please tell us if these estimates are reasonably certain and if so, why you supplementally provide estimates assuming ethane rejection in addition to estimates based on ethane recovery.

13.   The table on page 4 includes disclosure of the present value discounted at 10% (PV-10) using the NYMEX strip prices; however, this estimate of PV-10 using the NYMEX strip prices is not attributable to the reserve quantities presented in the table. Please revise the table to address disclosure of the reserves attributable to such analysis as required by Item 1202(b) of Regulation S-K and make it very clear that these represent a sensitivity analysis, not the actual PV-10 numbers or exclude the present value discounted at 10% (PV-10) using the NYMEX strip prices in this disclosure.

14.   Footnote (1) to the table on page 4 states the index prices disclosed for the Marcellus and Utica Shales were adjusted. Since the volumes and PV-10 presented are determined using the adjusted prices, please expand the disclosure here and elsewhere on pages 89 and 91 to provide the prices after the adjustments as noted.

Operating Data, page 5

15.   Please expand or revise the qualitative descriptions of the three types of potential Marcellus Shale locations here and elsewhere on page 82 to provide more specific quantitative descriptions relating to the disclosure in item (iii) on page 8 under Business Strengths which states you are targeting specific BTU windows.

16.   Please expand the disclosure in footnote (2) to explain the basis for determining the 1,250 "other" locations in the Upper Devonian Shale.

Midstream Infrastructure, page 6

17.   You disclose on page 7 that you believe the installation of the 80-mile water pipeline system will reduce completion costs by up to $600,000 per horizontal well. Please tell us the extent to which this projected cost reduction has been incorporated into the calculation of the standardized measure of discounted future net cash flows relating to proved reserves as of December 31, 2012.

18.   Here, or in the Glossary, briefly describe "cryogenic processing."

Business Strengths, page 7

19.   Please balance the disclosure contained in this section with the disclosure at page 28 under "Risk Factors—Risks Related to Our Business—Approximately 94% of our net leasehold acreage…," as revised in response to our related comment herein.

Corporate Reorganization, page 11

20.   Expand the chart to include the individuals controlling "Sponsors and Management" and Antero Resources Employee Holdings LLC.

Risk Factors, page 22

Currently, we receive significant incremental cash flows as a result of our hedging activity…page 26

21.   Expand the first paragraph to indicate the percentage of production that were hedged and the percent of revenue attributable to hedges.

Approximately 94% of our net leasehold acreage…, page 28

22.   Please revise to quantify the amount of your leases that require you to drill wells that are commercially productive.

Use of Proceeds, page 47

23.   Please revise to provide the approximate amounts intended to be used for the repayment of your credit facility and for the funding of your capital expenditure program. See Item 504 of Regulation S-K.

Selected Historical Consolidated Financial Data, page 50

24.   We note the non-GAAP measure EBITDAX includes an adjustment to remove unrealized gains and losses on commodity derivative contracts. Please tell us why this non-GAAP measure excludes the unrealized gains and losses, but includes the realized gains and losses on commodity derivative contracts.

25.   We note the disclosure of EBITDAX from discontinued operations as presented in the table on page 51 of your filing. Footnote (1) to the table provides a reconciliation of EBITDAX from continued operations. However, it does not appear that a reconciliation of EBITDAX from discontinued operations has been provided. Please expand your disclosure to reconcile EBITDAX from discontinued operations to the most comparable measure calculated in accordance with GAAP and provide all relevant disclosures required by Item 10(e) of Regulation S-K.

26.   We note that the non-GAAP measure EBITDAX is used by your lenders pursuant to covenants under your credit facility and the indentures governing your senior notes. Please revise to show a reconciliation of this non-GAAP measure to cash flows from operating activities. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53</u>

<u>Corporate Reorganization, page 55</u>

27.   We note that you intend to recognize stock compensation expense related to profits interest granted to your employees. Please tell us about the performance, market, and service conditions associated with these awards. Your response should explain your basis for deferring the recognition of compensation expense. In addition, please tell us whether former employees that hold profits interests will be able to exercise any vested awards upon the closing of your offering. Refer to FASB ASC 718-10-25.

28.   Please revise your disclosure regarding the compensation expense associated with your profits interests to indicate the amount that will be recognized upon the closing of your offering, the amount that will be deferred, and the period over which the deferred expense will be recognized.

<u>Business, page 78</u>

<u>Price Sensitivity, page 90</u>

29.   Revise the current presentation to make it clear that these tables do not represent your actual reserves under Rule 4-10 of Regulation S-K.   Your tables use the same headings as those on page 89.   We direct you to the heading used in the sample table in Item 1202 (9)(b) of Regulation S-K.

30.   Please amend the disclosure relating to the use of "strip" pricing to provide an explanation of the source and basis of the prices and the extent to which the strip prices used increase, decrease or remain constant over the producing life of the properties as required by Item 1202(b)(3) of Regulation S-K. Furthermore, please advise or amend the disclosure to clarify that the sensitivity analysis is limited to changes in prices and does not include changes to costs or the number of locations evaluated.

<u>Proved Undeveloped Reserves, page 92</u>

31.   Please expand the disclosure presenting the tabulation of 2012 changes in proved undeveloped reserves to incorporate a reconciliation of the 377 Bcfe converted from proved undeveloped to developed.

32.   You state that all of your proved undeveloped reserves are expected to be developed over the next five years. For purposes of determining the five year period, Item 1203(d) of Regulation S-K identifies the initial disclosure and date thereof as the starting reference

date. Please tell us if any of your proved undeveloped volumes disclosed as of December 31, 2012 will take more than five years since initial disclosure to develop.

Preparation of Reserve Estimates, page 93

33.   We note your reference to "generally accepted petroleum engineering and evaluation principles.   While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles". With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Refer us to a compilation of these principles.

Methodology Used to Apply Reserve Definitions, page 94

34.   We note your description of the methodology used to attribute proved undeveloped locations in the Marcellus Shale. Please refer to Rule 4-10(a)(31) and provide us with an expanded narrative of the methodology including the evidence for the use of reliable technology that establishes reasonable certainty of economic producibility at greater distances than a direct offset. Please include a schematic diagram as part of your explanation to illustrate the physical arrangement and orientation resulting in up to 11 proved undeveloped locations offsetting a proved producing well. Please tell us the supporting technical data for booking probable locations within a three-mile radius of existing Marcellus Shale production. Also tell us the constraints, if any, applied to the lateral distance from existing Marcellus Shale production for booking possible locations.

35.   We also note your description of the methodology used to attribute proved undeveloped locations in the Utica Shale. Please provide us with an expanded narrative of the methodology explaining why the offsetting proved undeveloped locations are reasonably certain. Please include a schematic diagram as part of your explanation to illustrate the physical arrangement and orientation resulting in only 4 proved undeveloped locations offsetting a proved producing well. Also provide us with a narrative to explain the methodology for booking your probable and possible Utica Shale locations.

Major Customers, page 98

36.   Please identify, and file the agreements you have with, your top three customers for 2012 or tell us why you do not need to. See Items 101(c)(1)(vii) and 601(b)(10) of Regulation S-K. While we note your statement that you do not believe the loss of such customers would have a material adverse effect on your business, please clarify your belief in light of your disclosure of the percentage of your total sales such customers accounted for.

Legal Proceedings, page 108

37.   Please revise to include the name of the courts in which the proceedings in Colorado, West Virginia and Pennsylvania are pending, the date instituted and the principal parties thereto. See Item 103 of Regulation S-K.

Management, page 109

Directors and Executive Officers, page 109

38.   Please revise to provide a start date for Mr. Manning's employment at Trilantic Capital Partners.

Committees of the Board of Directors, page 112

39.   Please revise to identify the member(s) of your board that will be on its audit committee.

Certain Relationships and Related Party Transactions, page 116

General

40.   Please file the contribution agreement that you will enter into in connection with contributing your midstream business to Antero Midstream. See Item 601(b)(10) of Regulation S-K.

41.   Please file the agreements you have with Crosstex's affiliates or tell us why you do not need to.

Antero Midstream, page 116

42.   We note your discussion of the contribution of the midstream business to Antero Resources Midstream, LLC and the issuance of a special membership interest to Antero Resources Midstream Management LLC in connection with the offering. Please provide us with your analysis of the ownership and control of Antero Resources Midstream, LLC under FASB ASC 810-10-25. In your response, please provide sufficient detail supporting the identification of the primary beneficiary that will consolidate Antero Resources Midstream, LLC after the corporate reorganization.

Corporate Reorganization, page 122

43.   We note that Antero Investment's limited liability company agreement provides that Antero Investment and its members will agree to vote the shares of your common stock

held by Antero Investment in favor of the election of certain directors to your board. Please file the agreement. See Item 601(b)(10) of Regulation S-K.

Principle and Selling Stockholders, page 124

44.   Indicate the beneficial owner - person(s) having voting or investment power – for Antero Resources. That would include those individuals having such power for Yorktown Energy Partners and Trilantic Capital Partners.

Underwriting (Conflicts of Interest), page 136

45.   To the extent such arrangements are not provided for in the underwriting agreement, please file the lock-up agreements.

Financial Statements, page F-1

46.   Please expand your disclosures to explain why you have presented the financial statements of Antero Resources LLC for the registrant, Antero Resources Corporation. Your disclosure should address any expected differences between the entities after the corporate reorganization, such as, but not limited to, the change in equity structure.

47.   We remind you of the requirements to update your financial statements and related disclosure throughout the filing to comply with the requirements of Rule 3-12 of Regulation S-X.

Consolidated Balance Sheets, page F-19

48.   We note that you have included a line item captioned "producing properties" on the face of your consolidated balance sheets. However, it does not appear that all of your proved properties are producing properties. Please revise to provide a more appropriate caption. This comment also applies to the disclosure of capitalized costs provided on page F-43 of your filing.

49.   We note that you have presented discontinued operations information related to the sale of your Arkoma and Piceance Basin properties during 2012. However, it does not appear that you have disclosed the major classes of assets and liabilities of the disposal group for periods prior to the date of sale. Please tell us how you considered the guidance per FASB ASC 205-20-50-2.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-20

50.   We note that Antero Resources LLC is not subject to federal or state income taxes. We note further that investors will hold shares of common stock in Antero Resources

Corporation, a Delaware corporation, when the corporate reorganization is completed. Please revise to disclose pro forma tax and earnings per share information on the face of your historical statements of operations for each period presented. This disclosure should give effect to planned equity transactions such as the conversion of members' equity into shares of common stock..

Notes to Consolidated Financial Statements

(7) Long-term Debt, page F-32

51.   We note your senior notes issuances include change of control provisions that may require Antero Resources Finance Corporation to repurchase the notes prior to maturity. Please tell us whether the offering and corporate reorganization of Antero Resources LLC and Antero Resources Corporation constitutes a change of control that would trigger this provision.

52.   Please provide us with your analysis to support why separate, full financial statements of your guarantor subsidiaries are not required to be presented in accordance with Rule 3-10 of Regulation S-X. If you believe your senior notes meet the criteria for relief from providing full financial statement disclosure, please revise your current footnote to provide full and complete disclosure as required.

(9) Ownership Structure, page F-35

53.   Please tell us whether you expect to make distributions to your class units and class profit units as a result of the offering. If so, please expand your disclosures throughout the filing, including the use of proceeds section, to discuss the expected distribution amounts and source of funding.

(16) Supplemental Information on Oil and Gas Producing Activities, page F-43

Costs Incurred in Certain Oil and Gas Activities, page F-43

54.   Please revise to provide disclosure consistent with the categories of costs described by FASB ASC 932-235-50-18 (i.e., acquisition costs, exploration costs, and development costs). Also, refer to FASB ASC 932-235-55-4.

Oil and Gas Reserves, page F-44

55.   Please reconcile the statement on page F-44 that the Company estimates proved reserves using average pricing for the previous 12 months with the statement on page F-46 that future cash inflows were computed by applying historical 12-month unweighted first day of the month average prices.

56.   Please refer to the requirements set forth in FASB ASC paragraph 932-235-50-5 and revise the disclosure relating to the 2010 and 2011 revisions to provide an explanation for the changes consistent with the disclosure provided for 2012. Also, please tell us how you have considered changes resulting from the realization and execution of gas processing agreements for inclusion as extensions and discoveries.

57.   Please tell us if abandonment costs have been included as part of the future development costs used to calculate the standardized measure relating to your proved oil and gas reserve quantities. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6

General

58.   Based on our calculations, the condensate and NGL yields appear to vary significantly when comparing the estimates for proved, the estimates for probable and the estimates for possible using information disclosed in the reserve reports for the Marcellus and Upper Devonian Shales and the Utica Shale. We have conducted the same comparison for the estimates attributable to the ethane rejection sensitivity analysis and also note significant variances in the liquids yields according to reserve category. Please provide us with a narrative and supporting data explaining the methodology used to estimate the amounts of condensate and NGLs assigned for each reserve category. As part of this narrative, please provide an explanation for the apparent variance according to reserve category.

Methodology and Procedures

59.   Please advise or amend the reports to acknowledge the third party's concurrence with the methodology disclosed on page 94 of the Registration Statement as part of the disclosures under Item 1202(a)(8)(iv) of Regulation S-K.

Primary Economic Assumptions

60.   Please amend the third party reports to include the pricing hub used as the basis for the reference prices as part of the disclosure of the primary economic assumptions under Item 1202(a)(8)(v) of Regulations S-K.

Operating Expenses and Capital Costs

61.   Please advise or amend the third party reports to indicate whether abandonment costs were considered as part of the disclosure of assumptions under Items 1202(a)(8)(iv) and 1202(a)(8)(v) of Regulation S-K.

Ethane Rejection Sensitivity Case

62.   Please amend the third party reports to include an explanation of the purpose, relevance and basis for presenting an ethane rejection sensitivity case as part of the disclosures under Item 1202(a)(8)(i) of Regulation S-K.

63.   Please advise or amend the third party reports to clarify the sensitivity analysis does not include changes to costs or the number of locations evaluated as compared to the estimates based on ethane recovery as part of the disclosures under Item 1202(a)(8)(v) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Shannon Buskirk at (202) 551-3717 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                          /s/H. Roger Schwall

                                          H. Roger Schwall
                                          Assistant Director

cc: <u>Via E-mail</u>
         Matthew R. Pacey
         Vinson & Elkins L.L.P.